SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sequans Communications S.A.

(Name of Issuer)

Ordinary shares, nominal value €0.02

(Title of Class of Securities)

817323108 (American Depositary Shares, each representing one ordinary share)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 53 89 87 89

With copy to:

Linda A. Hesse

Jones Day

2, rue Saint Florentin

75001 Paris

France

+33 1 56 59 39 39

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 817323108

1	Name of Reporting Person Caisse des Dépôts (formerly known as “Caisse des Dépôts et Consignations (CDC)”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,085,561

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,085,561

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,085,561

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.08%

14	Type of Reporting Person OO

CUSIP No. 817323108

1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,085,561

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,085,561

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,085,561

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.08%

14	Type of Reporting Person OO

CUSIP No. 817323108

1	Name of Reporting Person Bpifrance S.A.(formerly known as “BPI-Groupe (bpifrance)”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,085,561

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,085,561

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,085,561

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.08%

14	Type of Reporting Person OO

CUSIP No. 817323108

1	Name of Reporting Person EPIC Bpifrance (formerly known as “EPIC BPI-Groupe”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,085,561

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,085,561

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,085,561

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.08%

14	Type of Reporting Person OO

This Amendment No. 3 relates to the ordinary shares, nominal value €0.02 per share, (“Ordinary Shares”) of Sequans Communications S.A., a société anonyme incorporated in France (the “Issuer”) and amends the Schedule 13D filed on November 21, 2013, as amended by Amendment No. 1 filed on December 24, 2015 and Amendment No. 2 filed on September 20, 2016 (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Statement on Schedule 13D relates to the ordinary shares, nominal value €0.02 per share, (“Ordinary Shares”) of Sequans Communications S.A., a société anonyme incorporated in France (the “Issuer”).  The Ordinary Shares are represented by American Depositary Shares, each American Depositary Share representing one Ordinary Share (the “ADSs”).  The Issuer’s principal executive offices are located at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This Statement on Schedule 13D is filed jointly by (i) the Caisse des Dépôts, a French special public entity (établissement special) (“CDC”), (ii) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (iii) Bpifrance S.A., a société anonyme incorporated under the laws of the Republic of France and (iv) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”). CDC, Bpifrance Participations, Bpifrance S.A. and EPIC are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, Bpifrance S.A. and EPIC is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public investment fund specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose. CDC and EPIC each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC, a French public institution of industrial and commercial nature, is principally engaged in the business of banking finance.

As of the date hereof, pursuant to the transaction that took place on January 17, 2018 described under Item 3, Bpifrance Participations holds directly 12,085,561 ADSs, each representing one Ordinary Share. As of the date hereof, none of Bpifrance S.A., CDC and EPIC holds any ADSs or Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 12,085,561 ADS, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owner of 12,085,561 ADSs, indirectly through their joint ownership and control of Bpifrance S.A.

Attached as Appendices A, B, C and D to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance S.A., CDC and EPIC, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On January 17, 2018, Bpifrance Participations purchased 3,125,000 ADSs from the underwriters for an aggregate purchase price of $5,000,000, at the closing of the capital increase transaction described in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on January 17, 2018. Bpifrance Participations obtained the funds to purchase the ADSs from working capital.

Item 4. Purpose of Transaction.

Paragraphs 2 and 3 of Item 4 are hereby amended and restated as follows and other paragraphs remain the same:

In connection with its purchase of the ADSs on September 20, 2016, Dr. Georges Karam, chairman of the board of directors and chief executive officer of the Issuer, made certain undertakings to Bpifrance Participations in a letter dated September 14, 2016, (the “Undertaking”). Pursuant to the Undertaking, Dr. Karam has agreed to support the designation of Bpifrance Participations as a director to serve on the Issuer’s board of directors, and, so long as Bpifrance Participations or its affiliates owns at least 5% of the outstanding shares or voting rights of the Issuer, to support the renewal of the mandate of Bpifrance Participations when such mandate will expire.  Pursuant to the Undertaking, Ms. Maïlys Ferrère was elected to the Issuer’s board of directors at the combined ordinary and extraordinary meeting of shareholders held on June 30, 2017. The description of the Undertaking is qualified in its entirety by the terms of the Undertaking, which is filed as Exhibit 99.1 to the Schedule 13D filed on September 20, 2016, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

Bpifrance Participations directly holds 12,085,561 ADSs, each representing one Ordinary Share. Bpifrance S.A. may be deemed to be the beneficial owner of 12,085,561 ADSs, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owner of 12,085,561 ADSs, indirectly through their joint ownership and control of Bpifrance S.A.

As set out in Item 4 above, in connection with its earlier purchase of the ADSs, Bpifrance Participations also received certain undertakings from Dr. Georges Karam, chairman of the board of directors and chief executive officer of the Issuer.

(a) See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference. The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 92,342,318 outstanding Ordinary Shares of the Issuer, as set out in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on January 17, 2018.

(b) See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Ordinary Shares or ADSs of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein and the exhibits to this Schedule 13D are incorporated herein by reference.

Lock-Up Agreement

In connection with the purchase of the ADSs on January 17, 2018, Bpifrance Participations and Ms. Maïlys Ferrère have entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which they each have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, ADSs (except those acquired in the offering on January 17, 2018), for a period of 90 days from the date of the final prospectus supplement related to this offering.  The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1: Form of Lock-Up Agreement by and between Needham & Company, LLC and each of Bpifrance Participations and Ms. Maïlys Ferrère.

Exhibit 1: Power of Attorney — Caisse des Dépôts (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed by Bpifrance Participations on September 7, 2017).

Exhibit 2: Power of Attorney — Bpifrance S.A (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D filed by Bpifrance Participations on September 7, 2017).

Exhibit 3: Power of Attorney — EPIC Bpifrance and Bpifrance Participations (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13G filed by Bpifrance Participations on February 14, 2017 relating to Orange S.A.).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2018

CAISSE DES DÉPÔTS

By:	/s/ Joel Prohin

Name :	Joel Prohin

Title :	Head of Portfolio Management

BPIFRANCE PARTICIPATIONS S.A.

By:	/s/ Sophie Paquin

Name:	Sophie Paquin

Title:	Director of Legal Affairs

BPIFRANCE S.A.

By:	/s/ Boubakar Dione

Name:	Boubakar Dione

Title:	Group Director of Legal Affairs

EPIC BPIFRANCE

By:	/s/ Sophie Paquin

Name:	Sophie Paquin

Title:	Director of Legal Affairs

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Secretary General of the Caisse des Dépôts

PASCAL FAURE	Director, General Director of the General Directorate for Companies of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, President of the supervisory board of SNCF

MARTINE GEROW	Director, Group Chief Financial Officer, American Express Global Business Travel

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

ANNE-HELENE CHANTAL ROIGNAN	Director, Director of the Institute of public management and economic development

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

LOUIS SCHWEITZER	Director, Public Investment General Commissioner

MAUD BAILLY-TURCHI	Director, Senior Financial Controller with the State Financial Audit Department of the Ministry of Economy and Finance

MARIE, MARGUERITE DUFAY	Director, Chairman of the Regional Council of Bourgogne Franche-Comté

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

FLORENCE MAS	Director, Regional Director for Normandie at Caisse des Dépôts

ELISABETH HENRY-PEREZ	Director representing the employees

ERIC VERKANT	Director representing the employees

VIRGINIE CHAPRON-DU JEU	Director, Group Finance Director of the Caisse des Dépôts

CLAIRE DUMAS	Director, Finance Director of Retail Banking France at Société Générale

CLAIRE CHEREMETINSKI	Director, Head of Department of Bilateral and International Matters at the French Treasury (Ministry of Economy and Finance)

HERVE MORIN	Director, Chairman of the Regional Council of Normandie

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer

OLIVIER MAREUSE	Savings Fund Director

ANDRE LAURENT MICHELSON	General Financial Officer, Head of Financial Transaction Processing, director coordinating the Caisse des Dépôts Group for Greater Paris

SOPHIE QUATREHOMME	Group Corporate Communications Director

ELIZABETH VIOLA	Banking Services Director

PAUL PENY	Group Human Resources Director

ALAIN BEUZELIN	Pensions and Solidarity Director

GABRIELLE GAUTHEY	Local Development and Investment Director

VIRGINIE CHAPRON-DU JEU	Group Finance Director

JEAN MARC MORIN	Head of Legal and Tax Department

MARC ABADIE	Local Development and Network Director

CATHERINE MAYENOBE	Secretary General

LAURENT ZYLBERBERG	Director of International and European Relationships

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

PIERRE LEPETIT	Chairman, Chief Executive Officer of EPIC Bpifrance

FRANCOIS JAMET	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

ARNAUD JULLIAN	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

SEBASTIEN RASPILLER	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

VERONIQUE BARRY	Director, Deputy Director at the innovation and entrepreneurship department of the French Ministry of Economy and Finance

JULIEN CABES	Director, Investment Manager at the Agence des Participations de l’Etat (French State Shareholding Agency)